July 21, 2021



Hudson LaForce
W.R. Grace & Co.
7500 Grace Drive
Columbia MD 21044

David Winter
40 North Management LLC
9 West 57th Street
New York, NY 10019

       Re:    W.R. Grace & Co.
              PRER14A filed July 6, 2021
              File No. 1-13953

              Schedule 13E-3 filed July 6, 2021
              Filed by 40 North Management LLC et al.
              File No. 5-55221

Dear Messrs. LaForce and Winter:

        The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our review is limited to the matter identified in our comments below. All defined terms have the same meaning as in the revised preliminary proxy statement listed above.
Similarly, all page references are to the revised proxy statement.

Parties Involved in the Merger, page 1

   1. Revise to include all of the parties who are filers on the Schedule
13E-3.

Purpose and Reasons of the Purchaser Filing Persons for the Merger, page 8

   2. Rather than summarizing the effects of the Merger for the Purchaser Filing Persons and unaffiliated shareholders, revise to describe the reasons the filers are engaging in the acquisition.
 Hudson LaForce, W.R. Grace & Co.
David Winter, 40 North Management LLC
July 21, 2021
Page 2

Background of the Merger, page 30

   3. Update this section (or include a new one) to explain the background events leading up to the acquisition proposal from the perspective of 40 North Management and the other filing persons besides Grace on the Schedule 13E-3.

Special Factors, page 28

   4. See our comment above. Revise to include information about all filing persons on the
      Schedule 13E-3.

Purpose and Reasons of the Purchaser Filing Person for the Merger, page 61

   5. We note the disclosure on page 62 that the purpose of the transaction is for the Purchaser
      Filing Persons    to acquire control of Grace so that Parent can operate
Grace as a
      privately-held company       Item 1013(a) is intended to elicit
disclosure about why the
      Purchaser Filing Persons are undertaking the Merger, not what the effect of the Merger will be. Please revise and expand your disclosure to explain the purpose of the transaction from the perspective of filing persons other than Grace.

   6. Explain the Purchaser Filing Persons    reasons for the structure of the
transaction,
      including a discussion of what alternate transaction structures were considered and why each was rejected in favor of the Merger. See Item 1013(b) and (c) of Regulation M-A.

   7. Explain the Purchaser Filing Persons    reasons for the timing of the
going private
      transaction. See Item 1013(c) of Regulation M-A.

   Summary of Certain Discussion Materials Provided by CitiGroup Global Markets
Inc   ,
   page 62

   8. Revise to provide the disclosure required by Item 1015(b) of Regulation M-A, including information regarding the financial advisors engaged. In addition, expand the summary of the reports referenced in this section to describe them in considerable detail, as required by Item 1015(b)(6).

   9. Please remove the disclaimer (on page 63) on shareholders    ability to
rely on the
      disclosure regarding and contained in the Citi and J.P. Morgan Discussion Materials.
      Alternatively, disclose in the revised preliminary proxy statement the legal basis for your assertion that shareholders may not rely on it, including a description of any applicable state law. If no such state law authority exists, disclose that the issue will be determined by an appropriate court and that the availability of this defense does not impact the rights and responsibilities of the advisors or the filing persons under the federal securities laws.

   10. Refer to the last paragraph on page 64, where you state that the following summary does not purport to be a complete description of the financial analyses or data presented by
       Citi and J.P, Morgan or the underlying assumptions made, procedures followed, matters
 Hudson LaForce, W.R. Grace & Co.
David Winter, 40 North Management LLC
July 21, 2021
Page 3

         considered or date presented       Please revise to affirm that all
material analyses are
         described, and to describe the material assumptions and limitations on the information presented.

      11. For each of the discussion materials referenced beginning on page 65, include the per
          share values yielded for Grace   s common stock. For example, refer
to the second to last
          bullet point on page 65. State the per share valuations obtained by the methodologies listed here. We note for example that page 1 of the Citi materials field as Exhibit
          99(c)(12) references per share preliminary indications of value based on projections of
          $80-$100 per share.

Fees and Expenses, page 73

      12. Please provide a breakdown of the $176 million in fees you disclose the Purchaser Filing
          Persons will incur, consistent with how this information is presented for Grace on the same page.

       We remind you that Grace and the other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact me at 202-551-3263 with any questions.


                                                             Sincerely,

                                                             /s/ Christina
Chalk

                                                             Christina Chalk
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions



cc:      Mark A. Stagliano, Esq. (via email)
         Matthew G. Hurd, Esq. (via email)